Dreyfus Massachusetts Municipal Money Market Fund

SEMIANNUAL REPORT May 31, 2006



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Massachusetts Municipal Money Market Fund, covering the six-month period from December 1, 2005, through May 31, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. In our view, the Fed's shift from a stimulative monetary policy to a neutral one has so far been successful: the economy has grown at a moderate pace, the unemployment rate has dropped, corporate profits have risen, and inflation has generally remained in check despite recent cost pressures stemming from higher energy and import prices.

As we near the second half of the year, the financial markets appear more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures continue to build, the Fed may choose to tighten monetary policy further.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2006



DISCUSSION OF FUND PERFORMANCE

Bill Vasiliou, Portfolio Manager

How did Dreyfus Massachusetts Municipal Money Market Fund perform during the period?

For the six–month period ended May 31, 2006, the fund produced an annualized yield of 2.57%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 2.60%.[1]

We attribute the fund's performance to rising short–term interest rates as well as supply-and-demand factors affecting tax-exempt money market instruments.

What is the fund's investment approach?

The fund's objective is to seek as high a level of current income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The fund also seeks to maintain a stable $1.00 share price. To pursue its goal, the fund normally invests substantially all of its assets in short–term, high-quality municipal obligations that provide income exempt from federal and Massachusetts state income taxes.

When pursuing the fund's objective, we employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality, municipal money market obligations that provide income exempt from federal and Massachusetts state income taxes. Second, we actively manage the fund's average maturity based on our anticipation of interest-rate trends and supply-and-demand changes in Massachusetts' short-term municipal marketplace, while anticipating the liquidity needs of the fund.

For example, if we expect an increase in short-term supply, we may reduce the average maturity of the fund, which should better position the fund to purchase new securities with higher yields, if higher yields materialize. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities generally are issued with maturities in the one-year range and tend to lengthen the fund's weighted average maturity if purchased. If we anticipate limited new-issue supply, we may extend the fund's average maturity to maintain prevailing yields for as long as we think practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends, liquidity needs and future supply-and-demand considerations.

What other factors influenced the fund's performance?

The U.S. economy continued to grow at a relatively robust pace over the reporting period. Although inflationary pressures appeared to remain benign at the end of 2005, the first five months of 2006 saw inflation-related concerns intensify when first quarter Gross Domestic Product ("GDP") posted a strong 5.3% annualized growth rate, prices of industrial commodities rose and energy prices surged to record highs. In its ongoing effort to forestall inflation, the Federal Reserve Board (the "Fed") raised short-term interest rates four times, driving the overnight federal funds rate to 5% by the reporting period's end.

On a national level, yields of tax-exempt securities rose along with the federal funds rate, reaching their highest levels since May 2001. However, yields of shorter-dated municipal money market instruments tended to rise more than longer-dated municipal securities, reducing the difference in the yields provided by tax-exempt securities with maturities between six months and three years.

Massachusetts participated in the U.S. economic recovery, and higher tax revenues resulted in a budget surplus for its 2005 fiscal year. With less need among most states and municipalities for short-term borrowing to cover budget shortfalls in the recovering economy, the volume of newly issued money market securities fell compared to the same period one year earlier. This decrease in the supply of tax-exempt money market instruments was met by robust investor demand, putting downward pressure on yields. In fact, because of narrow yield differences in the six-month to three-year range, many investors who typically do not focus on municipal money market eligible securities turned to shorter-term instruments.

In this environment, we generally focused on short-term tax–exempt instruments, including floating-rate securities, to capture higher yields as interest rates rose. In addition, we attempted to boost yields and manage market volatility through investments in tax-exempt commercial paper, municipal notes and seasoned municipal bonds maturing over a three- to nine-month time frame. As a result, the fund's weighted average maturity was slightly longer than industry averages over much of the reporting period.

What is the fund's current strategy?

Recent mixed economic data and comments by Fed members have made the outlook for interest rates more uncertain. Although we currently expect at least one more rate hike before the Fed pauses in its tightening campaign, we have "laddered" the fund's holdings over the next few months, a strategy in which holdings mature at different times to help protect the fund from potential market volatility.

In addition, we expect issuance volume to increase during the summer when a significant number of states and municipalities traditionally come to market, which could cause tax-exempt yields to rise. Should we become convinced that interest rates have peaked, we may purchase newly issued Massachusetts securities and increase the fund's weighted average maturity in an attempt to lock in competitive yields. Of course, we are prepared to revise our strategies as market conditions change.

June 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Massachusetts Municipal Money Market Fund from December 1, 2005 to May 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2006

Expenses paid per $1,000†	$ 3.31
Ending value (after expenses)	$1,012.90

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2006

Expenses paid per $1,000†	$ 3.33
Ending value (after expenses)	$1,021.64

† *Expenses are equal to the fund's annualized expense ratio of .66%, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2006 (Unaudited)

Short-Term Investments—105.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts—104.0%				
Andover, GO Notes, BAN	4.20	6/9/06	1,750,000	1,750,369
Blackstone Valley Vocational Regional School District, GO Notes, BAN	3.94	6/30/06	1,082,000	1,082,961
Chelmsford, GO Notes, BAN	3.98	6/23/06	2,225,000	2,226,052
Chelsea, GO Notes, Refunding (Insured; AMBAC)	4.61	6/15/06	100,000	100,040
Easton, GO Notes, BAN	4.44	10/20/06	1,475,000	1,481,373
Grafton, GO Notes, BAN	3.95	10/12/06	2,774,903	2,784,519
Haverhill, GO Notes, BAN	4.40	6/30/06	4,000,000	4,002,992
Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act of 2000) (Liquidity Facility; State Street Bank and Trust Co.)	3.52	6/1/06	400,000 [a]	400,000
Massachusetts, GO (Consolidated Loan) (Liquidity Facility; Dexia Credit Locale)	3.60	6/1/06	3,500,000 [a]	3,500,000
Massachusetts, GO Notes (Consolidated Loan)	4.86	6/1/06	100,000	100,000
Massachusetts, GO Notes (Consolidated Loan)	3.89	8/1/06	100,000	100,033
Massachusetts, GO Notes (Consolidated Loan) (Insured; FGIC)	5.23	6/1/06	200,000 [b]	202,000
Massachusetts, GO Notes (Consolidated Loan) (Insured; FGIC)	5.38	6/1/06	150,000	150,000
Massachusetts, Special Obligation Dedicated Tax Revenue (Insured; FGIC and Liquidity Facility; Citibank NA)	3.51	6/7/06	3,000,000 [a,c]	3,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts, Special Obligation Revenue (Consolidated Loan)	5.11	6/1/06	100,000	100,000
Massachusetts Development Finance Agency, Assisted Living Facilities Revenue (Whalers Cove Project) (LOC; Wachovia Bank)	3.52	6/7/06	1,000,000 [a]	1,000,000
Massachusetts Development Finance Agency, Industrial Revenue (Catania-Spagna) (LOC; Lloyds TSB Bank PLC)	3.57	6/7/06	2,745,000 [a]	2,745,000
Massachusetts Development Finance Agency, Industrial Revenue (ECM Plastic Issue) (LOC; PNC Bank)	3.31	6/7/06	2,490,000 [a]	2,490,000
Massachusetts Development Finance Agency, Industrial Revenue (FIBA Technologies) (LOC; Comerica Bank)	3.29	6/7/06	1,790,000 [a]	1,790,000
Massachusetts Development Finance Agency, MFHR (Archstone Reading Apartments) (LOC; PNC Bank)	3.26	6/7/06	3,440,000 [a]	3,440,000
Massachusetts Development Finance Agency, MFHR (Georgetown Village Apartments) (Insured; FNMA)	3.54	6/7/06	5,625,000 [a]	5,625,000
Massachusetts Development Finance Agency, MFHR (Midway Studios Project) (LOC: Bank of America and Citizens Bank of Massachusetts)	3.53	6/7/06	5,000,000 [a]	5,000,000
Massachusetts Development Finance Agency, Revenue (Alliance Health of Massachusetts Project) (LOC; PNC Bank)	3.52	6/7/06	3,600,000 [a]	3,600,000
Massachusetts Development Finance Agency, Revenue (Beaver Country Day School Issue) (LOC; Allied Irish Banks)	3.47	6/7/06	1,000,000 [a]	1,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Development Finance Agency, Revenue (Edgewood Retirement) (LOC; Bank of America)	3.30	6/7/06	5,045,000 [a]	5,045,000
Massachusetts Development Finance Agency, Revenue (Fessenden School) (LOC; Bank of America)	3.52	6/7/06	4,000,000 [a]	4,000,000
Massachusetts Development Finance Agency, Revenue (Lesley University) (LOC; Bank of America)	3.52	6/7/06	3,000,000 [a]	3,000,000
Massachusetts Development Finance Agency, Revenue (Suffolk University Issue) (Insured; Assured Guaranty and Liquidity Facility; Citizens Bank of Massachusetts)	3.28	6/7/06	7,500,000 [a]	7,500,000
Massachusetts Development Finance Agency, Revenue (Suffolk University Issue) (Insured; Radian Bank and Liquidity Facility: Bank of America and State Street Bank and Trust Co.)	3.31	6/7/06	9,900,000 [a]	9,900,000
Massachusetts Development Finance Agency, Revenue (Wentworth Institute of Technology) (Insured; Radian Bank and Liquidity Facility; Bank of America)	3.55	6/7/06	11,800,000 [a]	11,800,000
Massachusetts Health and Educational Facilities Authority, Revenue (Cape Cod Healthcare Inc.) (Insured; Assured Guaranty and Liquidity Facility; Bank of America)	3.52	6/7/06	5,000,000 [a]	5,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	3.50	6/1/06	1,235,000 [a]	1,235,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	3.57	6/1/06	2,100,000 [a]	2,100,000
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	3.53	6/1/06	3,330,000 [a]	3,330,000
Massachusetts Health and Educational Facilities Authority, Revenue (Putters Program) (University of Massachusetts Project) (Insured; FGIC and Liquidity Facility; PB Finance Inc.)	3.53	6/7/06	2,500,000 [a,c]	2,500,000
Massachusetts Housing Finance Agency, Housing Revenue (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.52	6/7/06	3,200,000 [a,c]	3,200,000
Massachusetts Housing Finance Agency, Housing Revenue (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.52	6/7/06	2,305,000 [a,c]	2,305,000
Massachusetts Housing Finance Agency, Rental Housing Mortgage Revenue (Insured; FSA)	4.04	7/1/06	500,000	500,018
Massachusetts Industrial Finance Agency, Industrial Revenue (Barker Steel Co. Issue) (LOC; Citizens Bank of Massachusetts)	3.77	6/7/06	1,000,000 [a]	1,000,000
Massachusetts Industrial Finance Agency, Industrial Revenue (Hi-Tech Mold and Tool, Inc. Issue) (LOC; SunTrust Bank)	3.29	6/7/06	1,000,000 [a]	1,000,000
Massachusetts Industrial Finance Agency, Industrial Revenue (Peterson American Corp. Project) (LOC; Bank One)	3.55	6/7/06	700,000 [a]	700,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Municipal Wholesale Electric Company, Power Supply Project Revenue (Insured; MBIA)	4.92	7/1/06	1,700,000	1,709,197
Massachusetts Port Authority, Special Facilities Revenue (Delta Air Lines, Inc. Project) (Insured; AMBAC and Liquidity Facility; Citibank NA)	3.54	6/7/06	7,495,000 [a,c,d]	7,495,000
Massachusetts Port Authority, Special Facilities Revenue (Delta Air Lines, Inc. Project) (Insured; AMBAC and Liquidity Facility; Citibank NA)	3.57	6/7/06	3,995,000 [a,c,d]	3,995,000
Massachusetts Port Authority, Special Facilities Revenue (Putters Program) (Delta Air Lines, Inc. Project) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.54	6/7/06	2,900,000 [a,c]	2,900,000
Massachusetts School Building Authority, Sales Tax Revenue (Putters Program) (Insured; FSA and Liquidity Facility; PB Capital Corp.)	3.53	6/7/06	4,185,000 [a,c]	4,185,000
Massachusetts School Building Authority, Sales Tax Revenue (Putters Program) (Insured; FSA and Liquidity Facility; PB Finance Inc.)	3.53	6/7/06	7,735,000 [a,c]	7,735,000
Massachusetts Water Pollution Abatement Trust (Pool Program)	4.88	8/1/06	100,000	100,188
Massachusetts Water Pollution Abatement Trust (Pool Program)	4.88	8/1/06	150,000	150,294
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.60	6/1/06	800,000 [a]	800,000
Mattapoisett, GO Notes, BAN	3.90	9/1/06	230,000	230,056

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Nashoba Valley Technical High School District, GO Notes, BAN	3.95	8/11/06	760,000	761,580
Pembroke, GO Notes, BAN	3.95	8/3/06	2,303,315	2,307,680
Quincy, GO Notes, BAN	3.94	8/4/06	5,822,666	5,832,027
Route 3 North Transportation Improvements Association, LR (Insured; MBIA)	4.37	6/15/06	100,000	100,027
Woburn, BAN	4.44	10/6/06	2,200,000	2,210,199
Worcester, GO Notes (Insured; MBIA)	4.89	8/15/06	100,000	100,232
U.S. Related—1.1%				
Puerto Rico Commonwealth, GO Notes, Public Improvement (Insured; FGIC)	4.62	7/1/06	150,000	150,142
Puerto Rico Commonwealth, TRAN (LOC: Bank of Nova Scotia, BNP Paribas, Citibank NA, Dexia Credit Locale, Fortis Bank, Royal Bank of Canada and State Street Bank and Trust Co.)	4.44	7/28/06	275,000	275,271
Puerto Rico Electric Power Authority, Power Revenue, Refunding (Insured; MBIA)	6.02	7/1/06	1,250,000	1,252,878

Total Investments (cost $154,075,128)	**105.1%**	**154,075,128**
Liabilities, Less Cash and Receivables	**(5.1%)**	**(7,504,554)**
Net Assets	**100.0%**	**146,570,574**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2006, these securities amounted to $37,315,000 or 25.5% of net assets.*

[d] *Purchased on a delayed delivery basis.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	92.3
AAA,AA,A e		Aaa,Aa,A e		AAA,AA,A e	3.1
Not Rated f		Not Rated f		Not Rated f	4.6
					100.0

†   *Based on total investments.*

e   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

f   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	154,075,128	154,075,128
Cash		336,506
Interest receivable		1,350,827
Prepaid expenses		16,739
		155,779,200
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		66,385
Payable for investment securities purchased		9,098,310
Accrued expenses		43,931
		9,208,626
Net Assets ($)		**146,570,574**
Composition of Net Assets ($):		
Paid-in capital		146,570,251
Accumulated net realized gain (loss) on investments		323
Net Assets ($)		**146,570,574**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		146,588,988
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**2,459,789**
Expenses:	
Management fee–Note 2(a)	382,135
Shareholder servicing costs–Note 2(b)	45,309
Professional fees	31,928
Custodian fees	10,917
Registration fees	9,557
Prospectus and shareholders' reports	8,810
Trustees' fees and expenses–Note 2(c)	5,354
Miscellaneous	7,670
Total Expenses	**501,680**
Investment Income–Net	**1,958,109**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(85)**
Net Increase in Net Assets Resulting from Operations	**1,958,024**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2006 (Unaudited)	Ten Months Ended November 30, 2005[a]	Year Ended January 31, 2005
Operations ($):			
Investment income—net	1,958,109	2,320,575	994,584
Net realized gain (loss) on investments	(85)	2,200	–
Net unrealized appreciation (depreciation) on investments	–	(670)	670
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,958,024**	**2,322,105**	**995,254**
Dividends to Shareholders from ($):			
Investment income—net	**(1,958,109)**	**(2,320,575)**	**(994,584)**
Beneficial Interest Transactions ($1.00 per share):			
Net proceeds from shares sold	187,392,943	399,291,109	333,475,388
Dividends reinvested	1,051,895	1,410,505	552,910
Cost of shares redeemed	(199,690,964)	(380,178,332)	(384,968,879)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(11,246,126)**	**20,523,282**	**(50,940,581)**
Total Increase (Decrease) in Net Assets	**(11,246,211)**	**20,524,812**	**(50,939,911)**
Net Assets ($):			
Beginning of Period	157,816,785	137,291,973	188,231,884
End of Period	**146,570,574**	**157,816,785**	**137,291,973**

[a] *The fund has changed its fiscal year end from January 31 to November 30.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended May 31, 2006 (Unaudited)	Ten Months Ended November 30, 2005[a]	Year Ended January 31,				
			2005	2004	2003	2002	2001
Per Share Data ($):							
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:							
Investment income−net	.013	.015	.006	.005	.009	.022	.034
Distributions:							
Dividends from investment income−net	(.013)	(.015)	(.006)	(.005)	(.009)	(.022)	(.034)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.59[b]	1.82[b]	.65	.48	.88	2.20	3.50
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets	.66[b]	.65[b]	.65	.62	.60	.58	.59
Ratio of net expenses to average net assets	.66[b]	.65[b]	.65	.62	.60	.58	.59
Ratio of net investment income to average net assets	2.56[b]	1.81[b]	.62	.48	.88	2.15	3.44
Net Assets, end of period ($ x 1,000)	146,571	157,817	137,292	188,232	223,456	276,985	257,911

[a] The fund has changed its fiscal year end from January 31 to November 30.
[b] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Massachusetts Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2005 and January 31, 2005 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2006, the fund was charged $29,625 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2006, the fund was charged $10,227 pursuant to the transfer agency agreement.

During the period ended May 31, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $61,180, chief compliance officer fees $1,605 and transfer agency per account fees $3,600.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on April 18, 2006, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities. The Board members also considered that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee, Expense Ratio, and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe")

that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates, total operating expenses, and total return performance. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended February 28, 2006. The Board noted that there were only three other funds in the Expense Group and noted that the fund's management fee and total expense ratio were lower than one of the Expense Group funds. The Board also noted that the fund's total expense ratio was higher than the median of the Expense Universe.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended February 28, 2006, and placed significant emphasis on comparisons of total return performance among the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also was selected by Lipper. The Board noted that the fund was the number one performer on a total return basis in its Performance Group for each reported time period up to 10 years, although its total return was below the median for the Performance Universe for each of these time periods except the 1-year period.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by the one mutual fund managed by the Manager or its affiliates that is reported in the same Lipper category as the fund (the "Similar Fund"), and explained the nature of the Similar Fund and any differences, from the Manager's perspective, in providing services to the Similar Fund as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Fund, to evaluate the appropriateness and reasonableness of the fund's management fee.

Representatives of the Manager noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the fund's performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus
Massachusetts Municipal
Money Market Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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